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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  The Elder-Beerman Stores Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:   284470101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

James D. Bennett, c/o Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        December 23, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box
[   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No. 284470101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         971,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         971,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         971,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.5%

14. Type of Reporting Person

         IN














































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         This Amendment No. 1 to the Schedule 13D is being filed

to report the change in beneficial ownership of James D. Bennett with respect to the common stock (the "Shares") of The Elder -

Beerman Stores Corp. (the "Issuer").



Item 1.  Security and Issuer

         No Change.

Item 2.  Identity and Background

         No Change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett is deemed to

beneficially own 971,200 Shares.  The Shares which Mr. Bennett is deemed to benefically own are held on behalf of certain

investment entities over which Mr. Bennett has investment

discretion. The 971,200 Shares were purchased in open market transactions at an aggregate cost of $6,803,197.  The funds for the purchase of the Shares came from each investment entitity's own funds.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         No Change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett is deemed to be

the beneficial owner of 971,200 Shares of the Issuer.  Based on the Issuer's latest 10-Q, there were a total of

14,922,221 Shares outstanding as of December 8, 1999.




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Therefore, Mr. Bennett is deemed to beneficially own 6.5% of the outstanding Shares.  Mr. Bennett has the shared power to vote, direct the vote, dispose of or direct the disposition

of all of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No Change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Bennett during the past 60 days is filed herewith as Exhibit A.


Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

    /s/ James D. Bennett

    James D. Bennett


Date:  December 28, 1999














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75252000.BD7



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                                                      Exhibit A

                    Schedule of Transactions


                             Shares Purchased    Price
         Date                or (Sold)           Per Share

         10/28/99                  7,900            $6.75

         10/29/99                  5,000             6.75

         11/1/99                   21,000            6.50

         12/14/99                  10,800            5.3079

         12/15/99                  10,400            5.3101

         12/17/99                    200             5.375

         12/20/99                  5,000             5.50

         12/21/99                  8,500             5.25

         12/22/99                  10,000            5.3125

         12/23/99                  13,000            5.2332

         12/27/99                  10,000            5.25
























75252000.BD7